

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 23, 2007

Via Mail and Fax

Dennis L. Rediker
President and Chief Executive Officer
The Standard Register Company
600 Albany Street
Dayton, OH 45408

> **RE:** **The Standard Register Company**
> **Form 10-K: For the Year Ended December 31, 2006**
> **Form 10-Q: For the Period Ended April 1, 2007**
> **File Number: 001-11699**

Dear Mr. Rediker:

We have reviewed your correspondence dated May 10, 2007 and the above referenced filings, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated May 10, 2007

1. Refer to prior comment number 3. Please confirm to us that you have not capitalized any software developments costs under SOP 98-1 related to your LUE and PLUE software applications.

2. Refer to your response to comment number 10. It appears that there are four elements associated with your revenue arrangements with multiple deliverables: 1) product; 2) storage; 3) delivery (as indicated by the "custom delivery options" mentioned); and 4) financing. It remains unclear why each is not considered a separate unit of accounting, for it appears each has standalone value to customers or is available from other vendors pursuant to criteria a and b of paragraph 9 (with criteria c not applicable) of EITF 00-21 for which there is vendor specific objective and reliable

evidence or third party evidence of fair value pursuant to paragraph 16. Additionally, it does not appear amounts allocable to any delivered element are contingent upon an undelivered element. For example, storage appears to have standalone value in that you have arrangements in which you separately charge for storage, as evidenced by your "invoice stored" arrangements and disclosures in regard to receipt of warehouse management and storage fees. It appears bundling of storage with sales of product is more a matter of convenience to customers than a lack of standalone and comparable value. Moreover, we see no distinction between the storage services you provide relative to those that would be provided by others or circumstances unique to your arrangements that cause amounts allocable to storage to be contingent upon delivery of products pursuant to paragraph 14.

In view of the preceding, we do not believe your accounting is in accordance with EITF 00-21. Please explain to us clearly how you allocate revenue and the basis for your accounting. In particular, clearly explain how revenue related to product sales is recognized incrementally over the term of the contract relative to the total amount to be sold. Alternatively, revise your revenue recognition to comply with EITF 00-21 for all periods presented in the latest Form 10-K and subsequent Form 10-Qs.

3. Refer to your response to comment number 12 and your disclosure in note 9 (Share Based Compensation) of the Form 10-Q for the period ended April 1, 2007. Since the reference in paragraph A240(h) of FAS 123R is to "nonvested awards," this disclosure is applicable to both of your stock option and restricted stock awards. Refer to par B238 for clarification. Please revise your disclosure accordingly.

Form 10-Q: For the Period Ended April 1, 2007

Notes to Consolidated Financial Statements, page 7
Note 3 – Discontinued Operations, page 7

4. From the Form 8-K filed on April 26, 2007 in regard to your sale of Digital Solutions to Exped, we note you will continue to supply digital paper products to Exped and operate as a sales channel for Exped's digital pen and paper products and solutions. Since Digital Solutions provided digital pen and paper technology, please explain to us how both of the criteria in paragraph 42 of FAS 144 have been satisfied to justify classification of the results of Digital Solutions as a discontinued operation in your statements of income.

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You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Craig J. Brown, Senior Vice President, Treasurer, and Chief Financial Officer